Emgold Mining Corporation
(An Exploration Stage Company)

Condensed Consolidated Interim Financial Statements
(expressed in United States Dollars)
(Unaudited)
June 30, 2012 and 2011

NOTICE TO READER

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the condensed consolidated interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying condensed consolidated interim financial statements of Emgold Mining Corporation have been prepared by and are the responsibility of Emgold Mining Corporation’s management.

Emgold Mining Corporation’s independent auditor has not performed a review of these condensed consolidated interim financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

Emgold Mining Corporation (An Exploration Stage Company)

Condensed Consolidated Interim Statements of Financial Position (expressed in United States Dollars) (Unaudited)

	June 30,	December 31,
	2012	2011

Assets
Current assets
Cash	$25,929	$965,102
Short term investments	409,715	--
Accounts receivable	22,812	79,225
Due from related party (note 6)	--	28,531
Prepaid expenses and deposits	41,460	42,966

	499,916	1,115,824
Other assets	11,473	11,932
Marketable securities	11,384	17,071
Property and equipment (note 3)	15,646	18,176
Mineral property interests (note 4)	1,072,874	1,035,163

	$1,611,293	$2,198,166

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$223,497	$303,019
Due to related party (note 6)	272,241	160,965

	495,738	463,984
Warrant liability (note 5(c))	784,709	1,079,253

	1,280,447	1,543,237

Equity (deficiency)
Share capital (note 5(a))	42,827,797	42,817,739
Warrants (note 5(c))	1,207,587	1,219,617
Contributed surplus (note 5(b))	6,970,925	6,800,722
Deficit	(50,675,463)	(50,183,149)

	330,846	654,929

	$1,611,293	$2,198,166

Nature of Operations and Going Concern (note 1)

Subsequent Events (note 10)

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Emgold Mining Corporation (An Exploration Stage Company)

Condensed Consolidated Interim Statements of Loss and Comprehensive Loss for the six months ended June 30, (expressed in United States Dollars) (Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2012	2011	2012	2011

Expenses
Exploration and evaluation costs (note 9)	$185,110	$266,003	$345,567	$478,298
Salaries and benefits	53,511	71,314	109,043	107,256
Legal, accounting and audit	41,694	54,846	65,261	108,649
Office and administration	52,651	(7,540)	86,327	23,052
Shareholder communications	26,688	14,422	49,162	30,170
Unrealized loss on marketable securities	5,097	26,702	6,534	33,245
Stock-based compensation (note 5(b))	117,097	-	117,097	45,813
Management and consulting fees	10,349	10,941	20,868	21,533
Depreciation	881	6,202	5,586	9,759
Travel	--	--	1,688	--
Interest and other income	(1,369)	--	(10,072)	--
Gain on sale of property and equipment	-	-	(3,850)	--
Foreign exchange (gain) loss	11,333	6,259	(6,353)	(5,305)
Unrealized (gain) loss on warrant liability (note 5(a))	13,709	(36,456)	(294,544)	(59,592)

Net loss and comprehensive loss for the period	$516,751	$412,693	$492,314	$792,878

Net loss per share - basic and diluted	$(0.01)	$(0.01)	$(0.01)	$(0.02)

Weighted average number of common shares outstanding	58,789,504	38,552,444	58,764,504	38,552,444

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Emgold Mining Corporation (An Exploration Stage Company)

Condensed Consolidated Interim Statements of Changes in Shareholders' Equity (expressed in United States Dollars) (Unaudited)

	Share Capital					Total
	without par value					Shareholder
	(note 5)			Contributed		Equity
	Shares	Amount	Warrants	Surplus	Deficit	(Deficiency)

Balance, January 1, 2011	38,552,444	$41,490,268	$1,271,008	$6,629,389	$(47,845,089)	$1,545,576
Warrants expired, unexercised	--	--	(48,520)	48,520	--	--
Stock-based compensation	-	-	-	58,978	-	58,978
Net loss and comprehensive loss for the period	-	-	-	-	(792,878)	(792,878)

Balance, June 30, 2011	38,552,444	$41,490,268	$1,222,488	$6,736,887	$(48,637,967)	$811,676

Balance, January 1, 2012	58,714,504	$42,817,739	$1,219,617	$6,800,722	$(50,183,149)	$654,929
Shares issued for property acquisitions	100,000	10,058	--	--	--	10,058
Warrants expired, unexercised	--	--	(12,030)	12,030	--	--
Stock-based compensation	--	--	--	158,173	--	158,173
Net loss and comprehensive gain for the period	--	--	--	--	(492,314)	(492,314)

Balance, June 30, 2012	58,814,504	$42,827,797	$1,207,587	$6,970,925	$(50,675,463)	$330,846

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Emgold Mining Corporation (An Exploration Stage Company)

Condensed Consolidated Interim Statements of Cash Flows for the six months ended June 30, (expressed in United States Dollars) (Unaudited)

	June 30,	June 30,
	2012	2011

Cash flow from operating activities
Net loss and comprehensive (loss) gain for the period	$(492,314)	$(792,878)
Items not affecting cash
Depreciation	5,586	9,759
Gain on sale of property and equipment	(3,850)	--
Effect of currency translation	(838)	5,274
Stock-based compensation	158,173	58,978
Unrealized loss on marketable securities	6,534	33,245
Unrealized gain on warrant liability	(294,544)	(59,592)
Changes in non-cash operating working capital
Accounts receivable	56,413	(270)
Due to/from related parties	139,807	279,256
Prepaid expenses and deposits	1,506	(72,137)
Accounts payable and accrued liabilities	(79,522)	82,612

	(503,049)	(455,753)
Cash flow from investing activities
Proceeds from sale of equipment	3,850	--
Purchase of short-term investment	(409,715)	--
Purchase of reclamation deposit	450	(1,507)
Finance lease payments	--	(3,712)
Mineral property acquisition	(27,653)	--
Equipment additions	(3,056)	--

	(436,124)	(5,219)

Cash flow from financing activities
Common shares issued for cash	--	--

Decrease in cash	(939,173)	(460,972)
Cash and cash equivalents, beginning of period	965,102	917,495

Cash and cash equivalents, end of period	$25,929	$456,523

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

Emgold Mining Corporation (An Exploration Stage Company)

Notes to Condensed Consolidated Interim Financial Statements June 30, 2012 (expressed in United States Dollars) (Unaudited)

1.       Nature of Operations and Going Concern

Emgold Mining Corporation (“the Company”) is incorporated under the British Columbia Corporations Act and the principal place of business is located at 1400-570 Granville Street, Vancouver, British Columbia, V6C 3P1.

The condensed consolidated interim financial statements were approved by the Board of Directors on August 28 2012.

The Company is in the process of exploring its mineral property interests and has not yet determined whether its mineral property interests contain mineral reserves that are economically recoverable.  The Company has a history of losses, an accumulated deficit of $50,675,463, no source of revenue, unexpended amounts previously renounced to investors as flow-through tax credits and minimal cash or other liquid assets with which to fund continuing operations. The Company’s continuing operations and the underlying value and recoverability of the amounts shown for mineral property interests are entirely dependent upon the existence of economically recoverable mineral reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of its mineral property interests and on future profitable production or proceeds from the disposition of the mineral property interests or other interests.  The Company’s ability to continue as a going concern is dependent upon the continuing financial support of related parties and shareholders or obtaining other financing to continue exploration and/or development of its mineral property interests and to meet its administrative overhead costs.  The current equity and financial market conditions, the challenging environment for raising monies, and the low price of the Company’s common stock may make it difficult to obtain additional funding by private placements of shares.  All of these factors cast substantial doubt upon the Company’s ability to continue as a going concern and, therefore suggest that the Company may be unable to realize its assets and discharge its liabilities in the normal course of business.

While the Company is making its best efforts to achieve its plans by examining various financing alternatives including reorganizations, mergers, sales of assets, or other forms of equity financing, there is no assurance that any such activity will generate funds that will be available for operations.  These condensed consolidated interim financial statements do not reflect any adjustments to the carrying value of assets and liabilities that would be necessary if the Company was unable to continue as a going concern.  Changes in future conditions could require material write-downs of the carrying values of mineral property interests and other assets.

2.       Basis of Presentation and Significant Judgments

(a)      Statement of compliance

These condensed consolidated interim financial statements of the Company have been prepared using accounting policies consistent with International Financial Reporting Standards (“IFRS”) applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34 Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). These condensed consolidated interim financial statements should be read in conjunction with the Company’s audited financial statements for the period ended December 31, 2011.

Emgold Mining Corporation (An Exploration Stage Company)

Notes to Condensed Consolidated Interim Financial Statements June 30, 2012 (expressed in United States Dollars) (Unaudited)

2.       Basis of Presentation and Significant Judgments  - continued

(b)       Basis of presentation

These condensed consolidated interim financial statements have been prepared on a historical cost basis, with the exception of financial instruments classified as at fair value through profit or loss and available-for-sale which are measured at fair value.  The accrual basis of accounting has been used.

These condensed consolidated interim financial statements include the accounts of the Company and its wholly-owned subsidiaries, Idaho-Maryland Mining Corporation, Emgold (US) Corp. and Golden Bear Ceramics Company.  All inter-company transactions are eliminated on consolidation.

(c)       Significant accounting estimates, judgments and assumptions

The preparation of these condensed consolidated interim financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and reported amounts of expenses. Actual outcomes could differ from these estimates. Critical estimates and judgments are discussed more fully in the Company’s audited financial statements for the period ended December 31, 2011.

(d)       Significant accounting policies

The accounting policies and methods of computation followed in preparing these condensed consolidated interim financial statements are the same as those followed in preparing the most recent audited annual consolidated financial statements. For a summary of significant accounting policies, please refer to the Company’s audited annual consolidated financial statements for the year ended December 31, 2011.

Emgold Mining Corporation (An Exploration Stage Company)

Notes to Condensed Consolidated Interim Financial Statements June 30, 2012 (expressed in United States Dollars) (Unaudited)

3.       Property and Equipment

June 30, 2012:
		Accumulated	Net Book
	Cost	Depreciation	Value

Plant and field equipment	$18,711	$15,910	$2,801
Office furniture and equipment	61,669	57,705	3,964
Computer hardware and software	78,216	69,335	8,881
Vehicle - held under capital lease	38,833	38,833	-

	$197,429	$181,783	$15,646

December 31, 2011:
		Accumulated	Net Book
	Cost	Depreciation	Value

Plant and field equipment	$15,656	$15,656	$--
Office furniture and equipment	46,164	39,485	6,679
Computer hardware and software	71,945	60,448	11,497
Vehicle - held under capital lease	38,833	38,833	--

	$172,598	$154,422	$18,176

4. Mineral Property Interests
	June 30,	December 31,
	2012	2011

Mineral property acquisition costs
Idaho-Maryland Property, California	$747,219	$747,219
Buckskin Rawhide and Koegel Properties, Nevada	67,711	39,052
Stewart Property, British Columbia	208,719	199,667
Rozan Gold Property, British Columbia	49,225	49,225

	$1,072,874	$1,035,163

Emgold Mining Corporation (An Exploration Stage Company)

Notes to Condensed Consolidated Interim Financial Statements June 30, 2012 (expressed in United States Dollars) (Unaudited)

4.       Mineral Property Interests - continued

   Idaho-Maryland Property, California

In fiscal 2002, the Company renegotiated a lease with the owners of the Idaho-Maryland Property (“I-M Property”) and surrounding areas in the Grass Valley Mining District, California.

The owners granted to the Company the exclusive right and option to purchase all of the leased property.  The property is subject to a 3% Net Smelter Royalty (“NSR”) from production if the property is still being leased.  Any royalty payments made prior to exercising the purchase option may be deducted from the purchase price.  During the year ended December 31, 2010, the Company extended the lease and option agreement from February 1, 2011, for an additional two years to February 1, 2013.  Lease payments during the extension period will be $30,000 per quarter.  In conjunction with the extension, the lessors agreed to defer payments for 2010 totaling $120,000.  Under the terms of the deferral, this amount will now be added to the purchase price of the I-M  Property, the first installment of which becomes due on February 1, 2013.  The $120,000 will be subject to interest calculated at 5.25% compounded annually.

Provided that payments are kept current, the Company may purchase the property at any time.  The purchase price at February 1, 2013, would be $6,154,717, and is being increased by 3% each lease-year.  In April 2004, the Company acquired a parcel of land adjacent to other properties under option by the Company in Grass Valley, California from a non-related party, in addition to the purchase of mining rights from another non-related party on other claims for a total of $589,276 in mineral property acquisition costs.

In 2009, the Company entered into an agreement to acquire 7.13 acres of land known as the "Whisper Property".  Under the terms of the agreement, the Company agreed to a one-time share issuance of 280,823 common shares at a market price of Cdn$0.55 per share on the date of filing to the seller for the purchase of the Whisper Property.  No common shares were issued as bonuses, finder's fees or commissions in connection with this transaction.  The common shares issued pursuant to the agreement are subject to a hold period of four (4) months, plus one (1) day from the date of issuance.

Emgold Mining Corporation (An Exploration Stage Company)

Notes to Condensed Consolidated Interim Financial Statements June 30, 2012 (expressed in United States Dollars) (Unaudited)

4.       Mineral Property Interests - continued

  Buckskin Rawhide Property, Nevada

In January 2010 the Company completed a lease and option to purchase agreement to acquire 100% of the rights to the Buckskin Rawhide mineral claims, a gold prospect located near Fallon, Nevada.  The Company has agreed to lease the property from Nevada Sunrise, LLC subject to the following advance royalty payments: $10,000 annually for the years 2009 to 2011; $20,000 in 2012; $40,000 in 2013, and $60,000 from 2014 to 2019.  During the lease period, the Company may conduct exploration and, if warranted, complete a NI 43-101 compliant feasibility study.  On completion of the feasibility study, the Company may acquire 100% ownership of the property by paying Nevada Sunrise, LLC an additional amount of $250,000.  Nevada Sunrise, LLC is required to use these funds to purchase a retained 25% interest in the property from Maurice and Lorraine Castagne, pursuant to an underlying property agreement, and to transfer that title to the Company.  Upon commercial production and after acquisition of 100% interest in the property, Nevada Sunrise, LLC will be entitled to a 2.5% NSR on production from the property.  The annual lease payments of $10,000 due in December 2011 and 2010 were paid by the issuance of 106,290 and 49,424 common shares, respectively.

In February 2012, the Company signed a Lease and Option to Purchase Agreement with Jeremy C. Wire to acquire the PC and RH mineral claims, located 0.3 miles west of Emgold’s existing Buckskin Rawhide Property, in Mineral County, Nevada.  The PC and RH claims, “Buckskin Rawhide West”, comprise 21 unpatented lode mining claims totalling 420 acres.  Pursuant to the lease agreement, advance royalty payments will be payable by the Company to Jeremy C. Wire in the amount of $10,000 per year during years 2012 to 2014, $20,000 in 2015 and $30,000 per year in years 2016 to 2018.

This acquisition expands the Company’s Buckskin Rawhide gold-silver property (the Property”) to 73 unpatented mining claims totaling 1,460 acres.  Forty-six of these claims are under a lease and option to purchase agreement with Nevada Sunrise, LLC and the remaining six claims were staked by Emgold.  The Property now consists of two non-contiguous claim blocks; Buckskin Rawhide and Buckskin Rawhide West.

  Buckskin Koegel , Nevada

In February, 2012, the Company signed a Lease and Option to Purchase Agreement with Jeremy C. Wire to acquire the RHT and GEL claims, located four miles south of the Company’s Buckskin Rawhide Claims in Mineral County, Nevada.  The RHT and GEL claims “Koegel Rawhide Property” comprise 19 unpatented lode mining claims totaling 380 acres.   Pursuant to the lease agreement, advance royalty payment will be payable by the Company to Jeremy C. Wire in the amount of $10,000 per year during years 2012 to 2014, $20,000 in 2015 and $30,000 per year in years 2016 to 2018.

Emgold Mining Corporation (An Exploration Stage Company)

Notes to Condensed Consolidated Interim Financial Statements June 30, 2012 (expressed in United States Dollars) (Unaudited)

4.       Mineral Property Interests - continued

  Rozan Gold Property, British Columbia

In 2000, the Company entered into an option agreement to acquire the rights to the Rozan Gold Property, a prospect located in British Columbia.  The Company holds a 100% interest in the property, subject to a 3.0% NSR.  The Company has the right to purchase 66% of the royalty for the sum of Cdn$1,000,000 and has the first right of refusal to purchase the remaining 33%.

On January 1, 2010, Valterra Resource Corporation leased the Rozan Property from Emgold.  However, in January 2012, after failing to meet its work commitments on the Rozan Gold Property, Valterra announced that it has elected to terminate the Agreement with the Company.  The property was returned to Emgold in January, 2012.

  Stewart Property, British Columbia

Pursuant to an option agreement entered into in 2001 and completed in 2008, the Company acquired the rights to the Stewart mineral claims, a prospect located close to Nelson in south eastern British Columbia.  The Company holds a 100% right, title and interest in and to the property, subject only to a 3% NSR payable to the optionors. The Company has the right to purchase 66% of the royalty for the sum of Cdn$1,000,000 and has the first right of refusal to purchase the remaining 33%.   The Company has staked six claims contiguous to the Stewart Property located in south-eastern British Columbia.

Emgold Mining Corporation (An Exploration Stage Company)

Notes to Condensed Consolidated Interim Financial Statements June 30, 2012 (expressed in United States Dollars) (Unaudited)

5.       Share Capital

  Authorized
Unlimited	Number of common shares without par value

Unlimited	Number of preference shares without par value

(a)       Financing

 December 31, 2011

In November, 2011 the Company completed the first tranche of a non-brokered private placement which comprised 11,620,000 units at a price of Cdn$0.10 per unit.  Each unit consists of one common share of the Company and one non-transferable share purchase warrant.  Each warrant entitles the holder to purchase, for a period of 24 months, one additional share at a price of Cdn$0.15. The share purchase warrants were valued using a Black-Scholes option pricing model using the following assumptions: weighted average risk free interest rate of 1.23%, volatility factors of 101% and an expected life of 2 years.  The total value ascribed to the share purchase warrants was $392,614.

Finder’s fees of Cdn$53,600 and 536,000 finder’s warrants were awarded in relation to the first tranche of the financing.  Each finder’s warrant entitles the holder to purchase, for a period of 24 months, one common share of the Company at a price of Cdn$0.15.  The finder warrants were valued using a Black-Scholes option pricing model using the following assumptions: weighted average risk free interest rate of 1.23%, volatility factors of 101% and an expected life of 2 years.  The total value ascribed to the finder's warrants was $40,845.

In December, 2011 the Company completed the second tranche of a non-brokered private placement which comprised 2,530,000 units at a price of Cdn$0.10 per unit.  Each unit consists of one common share of the Company and one non-transferable purchase warrant (a “Warrant”).  Each warrant entitles the holder to purchase, for a period of 24 months, one additional share.  The share purchase warrants were valued using a Black-Scholes option pricing model using the following assumptions: weighted average risk free interest rate of 1.23%, volatility factors of 102% and an expected life of 2 years.  The total value ascribed to the share purchase warrants was $78,847.

Finder’s fees of Cdn$3,200 and 32,000 finder’s warrants were awarded in relation to the second tranche of the financing.  Each finder’s warrant entitles the holder to purchase, for a period of 24 months, one common share of the Company at a price of Cdn$0.15.  The finder warrants were valued using a Black-Scholes option pricing model using the following assumptions: weighted average risk free interest rate of 1.23%, volatility factors of 101% and an expected life of 2 years.  The total value ascribed to the finder's warrants warrants was $1,605.

Emgold Mining Corporation (An Exploration Stage Company)

Notes to Condensed Consolidated Interim Financial Statements June 30, 2012 (expressed in United States Dollars) (Unaudited)

5.       Share Capital - continued

(a)       Common shares, issued and fully paid - continued

 Financing - continued

In December, 2011 the Company completed a non-brokered private placement of flow-through units for gross proceeds of $767,750.  A total of 5,905,769 units were issued at a price of Cdn$0.13 per unit.  Each unit consists of one “flow-through” common share of the Company and one half of one common share purchase warrant.  Each warrant entitles the holder to purchase, for a period of 18 months, one additional common share of the Company at a price of Cdn$0.20 per share.  The share purchase warrants were valued using a Black-Scholes option pricing model using the following assumptions: weighted average risk free interest rate of 1.23%, volatility factors of 109% and an expected life of 2 years.  The total value ascribed to the share purchase warrants was $117,359.   A $NIL flow-through premium related to this private placement.

Finder’s fees of Cdn$49,920 and 383,999 finder’s warrants were awarded in relation to the flow-through financing.  269,230 of the finder’s warrants entitles the holder to purchase, for a period of 18 months, one additional common share of the Company at a price of Cdn$0.15 and 114,769 at a price of Cdn$0.20 for a period of 18 months.  The finder warrants were valued using a Black-Scholes option pricing model using the following assumptions: weighted average risk free interest rate of 1.23%, volatility factors of 109% and an expected life of 1.5 years.  The total value ascribed to the finder's warrants was $18,514.

The Shares issued in connection with these non-brokered private placements, including any issued on the exercise of the warrants, will be subject to a minimum hold period of four months.

(b)       Stock options

The Company has a rolling stock option plan for its directors and employees to acquire common shares of the Company at a price determined by the fair market value of the shares at the date of grant.  The maximum aggregate number of common shares reserved for issuance pursuant to the plan is 10% of the issued and outstanding common shares.

Emgold Mining Corporation (An Exploration Stage Company)

Notes to Condensed Consolidated Interim Financial Statements June 30, 2012 (expressed in United States Dollars) (Unaudited)

5.       Share Capital - continued

(b)      Stock options – continued

		Weighted Average
	Number of	Exercise
	Options	Price (Cdn$)

Balance, December 31, 2011	2,872,665	$0.23
Granted	2,700,000	$0.15
Balance, June 30, 2012	5,572,665	$0.19
Vested and exercisable at June 30, 2012	5,047,665	$0.19

The following table summarizes information about the stock options outstanding at June 30, 2012:

Exercise Price (Cdn $)	Number Outstanding June 30, 2012	Number Exercisable June 30, 2012	Weighted Average Remaining Contractual Life

$0.175	600,000	600,000	0.45 years
$0.175	97,500	97,500	0.87 years
$0.175	143,500	143,500	1.39 years
$0.175	65,000	65,000	2.03 years
$0.250	466,665	466,665	2.71 years
$0.250	1,500,000	1,500,000	3.44 years
$0.150	700,000	175,000	4.84 years
$0.150	1,800,000	1,800,000	4.85 years
$0.150	200,000	200,000	4.90 years
	5,572,665	5,047,665	3.63 years

During the six months ended June 30, 2012 a total of 2,700,000 incentive options were granted to directors, officers, employees and consultants of the Company with an exercise price of Cdn $0.15 with expiry dates ranging from May 1 to May 22, 2017.

Emgold Mining Corporation (An Exploration Stage Company)

Notes to Condensed Consolidated Interim Financial Statements June 30, 2012 (expressed in United States Dollars) (Unaudited)

5.       Share Capital - continued

(b)       Stock options - continued

For the six months ended June 30, 2012, the Company incurred stock-based compensation expense of $158,172 (2011 - $58,978), of which $41,075 (2011- $13,166) is classified within exploration and evaluation costs.

The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option valuation model with weighted average assumptions as follows:

	June 30,	June 30,
	2012	2011

Risk-free interest rate	1.62%	1.68%
Expected life in years	5.00 years	2.18 years
Expected dividend yield	0.0%	0.0%
Expected volatility	151%	101%
Weighted average fair value at the measurement date per option granted	$0.15	$0.19

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions.  The Company’s stock options are not transferable and cannot be traded, thus the Black-Scholes model may over-estimate the actual value of the options that the Company has granted.  The Black-Scholes model also requires an estimate of expected volatility.  The Company uses historical volatility rates of the Company to arrive at an estimate of expected volatility.  Changes in the subjective input assumptions can impact the fair value estimate.

Emgold Mining Corporation (An Exploration Stage Company)

Notes to Condensed Consolidated Interim Financial Statements June 30, 2012 (expressed in United States Dollars) (Unaudited)

5.       Share Capital - continued

       (c)       Warrants

As at June 30, 2012 the following share purchase warrants were outstanding:

Number of Warrants	Exercise Price		Expiry Date

5,315,856		$0.35	September 23, 2012
2,813,575		$0.35	September 9, 2015
7,836,633		$0.35	October 14, 2012
1,136,363	Cdn$	0.30	December 21, 2012
159,090	Cdn$	0.22	December 21, 2012
11,620,000	Cdn$	0.15	November 18, 2013
536,000	Cdn$	0.15	November 18, 2013
2,530,000	Cdn$	0.15	December 22, 2013
32,000	Cdn$	0.15	December 22, 2013
2,235,577	Cdn$	0.20	June 22, 2013
269,230	Cdn$	0.15	June 22, 2013
717,308	Cdn$	0.20	June 28, 2013
114,769	Cdn$	0.15	June 28, 2013

35,316,401

Emgold Mining Corporation (An Exploration Stage Company)

Notes to Condensed Consolidated Interim Financial Statements June 30, 2012 (expressed in United States Dollars) (Unaudited)

5.       Share Capital - continued

(c)       Warrants - continued

The following table summarizes warrant transactions for the six months ended June 30, 2012 and the year ended December 31, 2011:

		Weighted Average
	Number of Warrants	Exercise Price

Balance, December 31, 2011	38,508,401	$0.27
Expired	(3,192,000)	$0.34

Balance, June 30, 2012	35,316,401	$0.25

In accordance with IFRS, an obligation to issue shares for a price that is not fixed in the Company's functional currency, and that does not qualify as a rights offering, must be classified as a derivative liability and measured at fair value with changes recognized in the consolidated statement of operations and comprehensive loss as they arise.  The Company has issued share purchase warrants (see note 5(a)) whereby the exercise price is denominated in $Cdn.  As a result these share purchase warrants must be accounted for as a liability.  As at June 30, 2012 the Company recorded a warrant liability in the amount of $784,709 (December 31, 2011 - $1,079,253).  The warrants were valued upon issuance (see note 5(a)) and subsequently revalued on June 30, 2012 using a Black-Scholes option pricing model, using the following assumptions: weighted average risk free interest rate of 0.92%, volatility factors of 107% and an expected life of 1.55 years.  An unrealized gain on warrant liability of $294,544 has been recorded on the condensed consolidated statements of loss and comprehensive loss for the six months ending June 30, 2012.

During the six months ended June 30, 2012 a total of 3,192,000 warrants with exercise prices ranging from Cdn $0.25 to Cdn $0.35 expired, unexercised.

Emgold Mining Corporation (An Exploration Stage Company)

Notes to Condensed Consolidated Interim Financial Statements June 30, 2012 (expressed in United States Dollars) (Unaudited)

6.       Related Party Transactions and Balances
	June 30,	December 31,
	2012	2011

Balance receivable from Quorum (a)	$--	$28,531

Balance payable to Quorum (a)	$8,516	$--
Balances payable to Directors and officers	$263,725	$160,965
Total Balances payable to related parties	$272,241	$160,965

Related party transactions reflected in these condensed consolidated interim financial statements are as follows:

(a)
In the six months ended June 30, 2012, $122,128 (2011 – $68,275) in management, administrative, geological and other services were provided by Quorum Management and Administrative Services Inc. (“Quorum”), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing certain personnel costs, office space, and overhead with the Company.  Currently, the Company has a one/third interest in Quorum.  The Company advanced three months of funds to Quorum for future services.  Quorum held this advance as a deposit for each shareholder company as working capital.  A distribution of income from Quorum in the six months ended June 30, 2012 resulted in a credit to Emgold in the amount of $6,894.  In April, 2012 the partners of Quorum made the decision to wind up its administrative operations effective August 31, 2012. Consequently, as a result of this decision, the company is exploring its options whether to have its administrative functions continue to be administered by another third party provider or to take the necessary steps to hire additional personnel to perform these functions.

(b)	Consulting fees of $20,868 (2011 – $21,533) were paid or are accrued and payable to 759924 Ontario Ltd., a private company controlled by a director.

(c)	Related party balances are non-interest bearing and are due on demand, with no fixed terms of repayment. Transactions with related parties are recorded at normal commercial terms.

7.       Supplementary Cash Flow Information - Non-Cash Transactions

	June 30,	June 30,
	2012	2011

Financing and investing activities
Shares issued for mineral property interests	$10,058	$--
Stock-based compensation	158,172	102,961

Emgold Mining Corporation (An Exploration Stage Company)

Notes to Condensed Consolidated Interim Financial Statements June 30, 2012 (expressed in United States Dollars) (Unaudited)

8.       Financial Instruments and Risk Management

The Company's activities expose it to a variety of financial risks: credit risk, liquidity risk and market risk (including interest rate, foreign currency risk and commodity and equity price risk).

Risk management is carried out by the Company's management team with guidance from the Audit Committee under policies approved by the Board of Directors.  The Board of Directors also provides regular guidance for overall risk management.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations.  The Company’s maximum exposure to credit risk at the statement of financial position date under its financial instruments is summarized as follows:

June 30,
2012
Accounts and other receivables
Currently due	$22,812
Past due by 90 days or less not impaired	-
Past due by greater than 90 days not impaired	-

22,812
Cash	25,929

$48,741

Substantially all of the Company’s cash and cash equivalents are held with major financial institutions in Canada, and management believes the exposure to credit risk with such institutions is not significant.  Those financial assets that potentially subject the Company to credit risk are its receivables.  The Company has increased its focus on credit risk given the impact of the current economic climate.  The Company considers the risk of material loss to be significantly mitigated due to the financial strength of the major financial institutions where cash and term deposits are held. As at June 30, 2012 the Company did not hold any cash equivalents. The Company’s maximum exposure to credit risk as at June 30, 2012, is the carrying value of its financial assets.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities.  The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support normal operation requirements as well as the growth and development of its mineral property interests.  Due to the lack of liquidity and anticipated working capital requirements within the next twelve months, management has increased its focus on liquidity risk given the impact of the current economic climate on the availability of finance.  Further to this the Company is committed to spend $Cdn767,750 on qualifying Canadian exploration expenditures by December 31, 2012.  Further information regarding liquidity risk is set out in note 1.

Emgold Mining Corporation (An Exploration Stage Company)

Notes to Condensed Consolidated Interim Financial Statements June 30, 2012 (expressed in United States Dollars) (Unaudited)

8.       Financial Instruments and Risk Management - continued

Liquidity risk - continued

The Company’s financial liabilities are comprised of its accounts payable and accrued liabilities and amounts due to related parties, the contractual maturities of which at June 30, 2012, are summarized as follows:

June 30,
2012

Accounts payable and accrued liabilities with contractual maturities -
Within 90 days or less	$223,497
Due to related parties with contractual maturities -
Within 90 days or less	272,241

$495,738

Interest rate risk

The Company has no significant exposure at June 30, 2012, to interest rate risk through its financial instruments.

Price risk

The Company is exposed to price risk with respect to commodity and equity prices.  Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities.  Commodity price risk is remote since the Company is not a producing entity.  Equity price risk is defined as the potential adverse impact on the Company’s earnings due to movements in individual equity prices or general movements in the level of the stock market.  The Company closely monitors individual equity movements and the stock market to determine the appropriate course of action to be taken by the Company.

The Company’s marketable securities consist of equity investments in one publicly listed entity.  Based on management’s knowledge and experience of the financial markets, the Company believes the following movements are “reasonably possible” over a twelve month period:

(i)         A variance of 100% in the market value of the Company’s marketable securities would affect loss and comprehensive loss by $11,384.

Currency risk

The Company’s currency risk arises primarily with fluctuations in United States dollar and the Canadian dollar.  The Company has no revenue and any exposure to currency risk is related to expenditures by the Company in Canada, as a significant portion of operating expenses are payable in Canadian dollars.  The currency risk of the Company relates to unpaid liabilities of the Company payable in Canadian dollars.

Emgold Mining Corporation (An Exploration Stage Company)

Notes to Condensed Consolidated Interim Financial Statements June 30, 2012 (expressed in United States Dollars) (Unaudited)

8.       Financial Instruments and Risk Management - continued

Currency risk - continued

The Company has not hedged its exposure to currency fluctuations.  At June 30, 2012, the Company is exposed to currency risk through the following assets and liabilities denominated in Canadian dollars, but presented in United States dollar equivalents.

June 30,
2012

Canadian dollars
Cash and short term investments	$399,134
Accounts payable and accrued liabilities	$(103,764)

Based on the above net exposures at June 30, 2012, and assuming that all other variables remain constant a 10% appreciation or depreciation of the Canadian dollar against the United States dollar would result in an increase/decrease of $29,537 in the Company’s condensed consolidated statement of loss and comprehensive loss.

Emgold Mining Corporation (An Exploration Stage Company)

Notes to Condensed Consolidated Interim Financial Statements June 30, 2012 (expressed in United States Dollars) (Unaudited)

9.	Exploration and Evaluation Costs

			Cumulative
			Total of
	Six months ended June 30,		June 30,
	2012	2011	2012

Idaho - Maryland Property, California
Assay and analysis	$-	$-	$100,140
Community relations	-	-	80,561
Drilling	-	-	1,039,920
Geological and geochemical	148,835	166,186	4,846,383
Land lease and taxes	80,986	73,219	1,741,092
Consulting	-	-	209,713
Mine planning	54,896	200,288	4,796,729
Site activities	-	-	1,672,390
Stock-based compensation	41,075	13,166	641,018
Transportation	-	-	128,250

Incurred during the period	325,792	452,859	15,256,196

Buckskin Rawhide and Koegel Properties, Nevada
Geological and geochemical	4,167	15,929	32,332
Site activities	827	1,165	5,943

Incurred during the period	4,994	17,094	38,275

Rozan Gold Property, British Columbia
Assay and analysis	-	-	11,803
Geological and geochemical	2,469	-	125,857
Drilling	-	-	64,050
Site activities	-	-	22,044
Stock-based compensation	-	-	16,055
Trenching	-	-	4,666
Transportation	-	-	12,354
Assistance and recovery	-		(7,322)

Incurred during the period	2,469	--	249,507

Emgold Mining Corporation (An Exploration Stage Company)

Notes to Condensed Consolidated Interim Financial Statements June 30, 2012 (expressed in United States Dollars) (Unaudited)

9.	Exploration and Evaluation Costs - continued

			Cumulative
			Total of
	Six months ended June 30,		June 30,
	2012	2011	2012
Stewart Property, British Columbia
Assay and analysis	$-	$-	$156,712
Drilling	-	-	851,143
Geological and geochemical	11,957	8,345	334,950
Site activities	355	-	31,701
Stock-based compensation	-	-	16,055
Trenching	-	-	19,318
Transportation	-	-	56,061
Assistance and recovery	-	-	(29,692)

Incurred during the period	12,312	8,345	1,436,248

Total exploration costs	$345,567	$478,298	$16,980,226

10.	Subsequent events

In April, 2012 the partners of Quorum made the decision to wind up its administrative operations effective August 1, 2012. Consequently, as a result of this decision, the company is exploring its options whether to have its administrative functions continue to be administered by another third party provider or to take the necessary steps to hire additional personnel to perform these functions.

On July 18, 2012 the Company announced that it proposes to seek approval to re-price and extend the expiry date of existing common share purchase warrants for the Company’s warrant holders.   Emgold’s August 17, 2012 press release announced the TSX-Venture Exchange had approved the re-pricing and extension of 11.8 million warrants at Cdn $0.15 per share with a 12 month extension of their current expiry date, and a forced early redemption or expiry if the Company’s share price exceeds certain thresholds. Repricing is subject to the agreement of the Company’s warrant holders. The repriced warrants would also be eligible for conversion to shares at Cdn $0.10 per share if exercised on or before August 31, 2012.

On July 19, 2012, Valterra Resources announced a 10:1 consolidation of their shares.